UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")

Notification of PDMR Transaction in Shares

The table below sets out the number of shares released to Melinda Wolfe on 2 October 2014 under the Company's Long-Term Incentive Plan ("LTIP"). The LTIP rules require that sufficient shares are sold to discharge the tax liability arising on the shares released. The shares set out in the second column below were sold to cover the tax liability on 2 October 2014 at an average price of 1226.5 pence per share, with the number of shares set out in the third column below being retained by Ms Wolfe.

As a result of this transaction, Ms Wolfe is interested in the shares set out in the fourth column below (excluding any shares to which she is notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Shares Released	Shares sold to discharge tax liabilities	Shares Retained	Total interest following transaction	% of Capital held following transaction
41,960	23,423	18,537	18,537	0.00226%

PEARSON plc

Date: 02 October 2014

By: /s/ STEPHEN JONES

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Stephen Jones
Deputy Secretary